Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
To the Board of Directors of
Navios Maritime Acquisition Corporation:
We consent to the use of our report dated July 26, 2010 with respect to the combined balance sheets of Shinyo Loyalty Limited, Shinyo Kannika Limited, Shinyo Navigator Limited, Shinyo Ocean Limited, Shinyo Dream Limited, Shinyo Saowalak Limited and Shinyo Kieran Limited (collectively, the “Vessel-Owning Subsidiaries”) as of December 31, 2008 and 2009, and the related combined statements of operations, shareholders’ equity/deficit and cash flows for each of the years in the three-year period ended December 31, 2009, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the registration statement.
/s/ KPMG
Hong Kong, China
January 13, 2011